1600 Broadway, Suite 2200 Denver, CO 80202

January 20, 2010        via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attention: Nudrat Salik, Division of Corporation Finance

Re:  BioFuel Energy Corp.
        Form 10-K for Fiscal Year Ended December 30, 2008, filed March 30, 2009
        Form 10-Q for the period ended September 30, 2009, filed November 13, 2009
        File No. 001-33530

Dear Ms. Salik:

In response to the follow up comment letter (the “Follow-up Comment Letter”) dated December 30, 2009, from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2008 filed by BioFuel Energy Corp. (the “Company”) on March 30, 2009, and the Form 10-Q (the “Form 10-Q”) for the period ended September 30, 2009 filed by the Company on November 13, 2009, please find below the response of the Company.

We respectfully submit the following information and comments with respect to each comment contained in the Follow-up Comment Letter.

For the convenience of the Staff, the headings and numbered items of this letter correspond to the headings and numbered items contained in the Follow-up Comment Letter and are followed with our own responses in bold italics.  Capitalized terms used but not defined herein have the same meaning given to such terms as in the Form 10-K or Form 10-Q.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These

2.	revisions should be included in your future filings.

telephone: 303.640.6500    fax: 303.592.8117

Securities and Exchange Commission
Division of Corporation Finance
January 20, 2010
pg. 2

Company Response:

For any comments below that require additional disclosures or other revisions to be made, examples of such additional disclosures or other revisions to be made in future filings are included in the Company’s response.

Financial Statements

Notes to the Financial Statements

Note 6, Long-Term Debt, page F-17

3.
We note your response to prior comment 4.  Your response indicates that you have determined that the debt covenants are not material to the parent company given that noncompliance with the ratios under the Senior Debt Facility would only restrict the ability of the operating subsidiaries to distribute cash to the parent company but would not restrict their ability to pay the parent company a monthly management fee.  It is not clear how you determined that the debt covenants associated with the Senior Debt Facility would not be material to you on a consolidated basis.  For example, it appears that the prohibition of additional borrowings under this facility, which would appear to occur upon noncompliance of these covenants, could have a significant impact on a consolidated basis.

Company Response:

By way of background, we have included as an Exhibit the legal entity structure of the Company to assist in our response.  This Exhibit details which entities are parties to the Senior Debt Facility and in general the amount of each entity’s operating revenues and expenses.

Our Senior Debt Facility is comprised of Term Loans, DSRA (“Debt Service Reserve Account”) Loans and Working Capital Loans.  The only ratio that restricts additional borrowings is the “Ratio of Debt to Total Project Costs,” which was previously applicable to the Construction Loans that were converted into Term Loans on September 29, 2009.  This ratio is not applicable to our Term Loans, as we can no longer make additional borrowings under that facility.  The Term Loans are amortizing loans with quarterly principal payments of $3.2 million.   This ratio is not applicable to our DSRA Loan availability as this ratio is not a condition to any DSRA Loan borrowings.  This ratio is applicable to borrowings under our Working Capital Loan facility, as we must certify to our lenders when borrowing under our Working Capital Loan facility that the Ratio of Debt to Total Project Costs is less than .60:1.00.  This ratio at September 30, 2009 was .56:1.00, comprised of Debt (as defined) of $206.0 million and Total Project Costs of $368.3 million.   It is not reasonably likely that this ratio will increase in the future, in that: (a) Working Capital Loans are not included as Debt (as defined); (b) we are severely restricted in our ability to incur additional Debt (as defined) under the terms of the Senior Debt Facility; and (c) the amount of Total Project Costs is a fixed number that will not change.   Therefore, we expect that this ratio will be met in the future, even as we borrow additional amounts under our Working Capital Loan facility.

telephone: 303.640.6500    fax: 303.592.8117

Securities and Exchange Commission
Division of Corporation Finance
January 20, 2010
pg. 3

In a similar manner, it would appear that the acceleration of any debt payments could also have a significant impact on a consolidated basis.  Please further advise.  In this regard, we continue to believe that you should disclose the specific terms of any material debt covenants in your debt agreements with any required ratios.  Please disclose the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants.  Please also consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts.  See Sections I.D. and IV.C. of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Company Response:

The Company has three ratios associated with its Senior Debt Facility as follows:

1.	Ratio of Debt to Total Project Costs

2.	Historical Debt Service Ratio

3.	Prospective Debt Service Ratio

Noncompliance with any of these three ratios does not trigger any Event of Default or give rise to acceleration of any debt payments under our Senior Debt Facility.  Acceleration of debt payments could only arise from certain events of default such as nonpayment of principal and/or interest when due, failure to pay financial obligations, failure of the Operating Subsidiaries to remain solvent, and failure to obtain or maintain required governmental approvals.  These potential events of default have been disclosed in prior filings.  The effect of noncompliance with the Ratio of Debt to Total Projects Costs is discussed above.  Noncompliance with the Historical Debt Service Ratio and the Prospective Debt Service Ratio would limit the ability of the Operating Subsidiaries to distribute cash up to the Parent Company as discussed further below.

telephone: 303.640.6500    fax: 303.592.8117

Securities and Exchange Commission
Division of Corporation Finance
January 20, 2010
pg. 4

Your response discussed sweep accounts which include various provisions, including historical and prospective debt service coverage ratios and debt service reserve requirements, which determine whether, and the amount of, cash that can be made available to you each month.  Please tell us what consideration you gave to providing additional disclosures regarding these provisions, including the extent to which noncompliance with these provisions could limit the amount of cash made available to you.

Company Response:

 As noted in the attached Exhibit, all of the Company’s revenues and virtually all of its costs reside at the Operating Subsidiary level.  The sweep accounts, which are collateral accounts under the Senior Debt Facility, control our access to the cash accounts at the Operating Subsidiary level, and, barring an Event of Default under the Senior Debt Facility, allow use of this cash on a daily basis to pay operating expenses, fund capital expenditures, and fund debt service payments.  The Historical Debt Service Ratio and the Prospective Debt Service Ratio do not impact the Operating Subsidiaries ability to pay operating expenses, fund capital expenditures, or fund debt service payments on a daily basis.  Noncompliance with these ratios merely restricts the ability of the Operating Subsidiaries to distribute cash out of these cash collateral accounts to the Parent Company.  Since funding of the operations of the Parent Company are provided for under its separate Management Services Agreements with the Operating Subsidiaries, which payments are unaffected by the terms of the Senior Credit Facility (including the ratios thereunder), noncompliance with these ratios has no impact on the operations of the Parent Company.

In future filings, we will provide more descriptive disclosures regarding the operation of the cash collateral accounts and the funding of the operations of the Parent Company under the Management Services Agreements as follows: “The Operating Subsidiaries have established collateral deposit accounts maintained by an agent of the banks, into which our revenues are deposited.  These funds are then allocated into various sweep accounts held by the collateral agent, including accounts that provide funds for the operating expenses of the Operating Subsidiaries.  The collateral accounts have various provisions, including historical and prospective debt service coverage ratios and debt service reserve requirements, which determine whether, and the amount of, cash that can be made available to the Parent Company from the collateral accounts each month. The terms of the Senior Debt also include covenants that impose certain limitations on, among other things, the ability of the Operating Subsidiaries to incur additional debt, grant liens or encumbrances, declare or pay dividends or distributions, conduct asset sales or other dispositions, merge or consolidate, conduct transactions with affiliates and amend, modify or change the scope of the Wood River and Fairmont construction projects, the project agreements or the budgets relating to them.  The terms of the Senior Debt also contain customary events of default including failure to meet payment obligations, failure to pay financial obligations, failure of the Operating Subsidiaries to remain solvent and failure to obtain or maintain required governmental approvals.

telephone: 303.640.6500    fax: 303.592.8117

Securities and Exchange Commission
Division of Corporation Finance
January 20, 2010
pg. 5

Under the terms of separate Management Services Agreements between our Operating Subsidiaries and the Parent Company, the Operating Subsidiaries pay a monthly management fee of $834,000 to the Parent Company to cover salaries, rent and other operating expenses of the Parent Company, which payments are unaffected by the terms of the Senior Debt Facility or the collateral accounts.”

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009

General

4.	Please address the above comments in your interim filings as well.

Company Response:

The Company will incorporate any and all additional disclosures as discussed in the Company’s responses above into its future interim filings as well.

MD&A

Liquidity and Capital Resources, page 2

5.
We note your response to prior comment 8.  In light of the audit opinion for your financial statements for the year ended December 31, 2008 stating that there was substantial doubt about your ability to continue as a going concern and the liquidity concerns that you raised in the Form 10-K for the year ended December 31, 2008 as well in the Form 10-Q for the period ended September 30, 2009, we continue to believe that you should continue to provide a comprehensive discussion in your interim financial statements to discuss your current liquidity position, the sufficiency of your liquidity and capital resources to meet your expected uses of cash, the impact of any plans that were implemented to address liquidity issues, and any new plans that you may have to address these issues.  This could include a discussion of the impact of cost-cutting initiatives on your liquidity and capital resources.

telephone: 303.640.6500    fax: 303.592.8117

Securities and Exchange Commission
Division of Corporation Finance
January 20, 2010
pg. 6

Company Response:

As discussed in our previous response letter to the SEC, the “crush spread” is currently sufficient to fund our operations and service our debt and we expect such conditions to continue during 2010.  As we have in prior filings, the  disclosures in our 10-K for the year ended December 31, 2009, will include discussion regarding sensitivities surrounding the  crush spread and how changes in the crush spread affect our earnings and cash flows.  These disclosures have been provided in our 10-K under Item 7A - Quantitative and Qualitative Disclosures about Market Risk as well as in Item 1A - Risk Factors.  We have included similar disclosures in the corresponding sections of our reports on Form 10-Q, along with disclosures included in the section entitled Going Concern and Liquidity Considerations within Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations of the September 30, 2009 Form 10-Q.    During any subsequent interim period, the Company will provide a comprehensive discussion in the Liquidity and Capital Resources disclosure included in the Management’s Discussion and Analysis section of our filings as to our liquidity and capital resources.  If commodity prices worsen and the crush spread narrows resulting in contracting liquidity, the Company will make sure that it includes in its discussion the sufficiency of our liquidity and capital resources to meet our expected uses of cash, our plans to address any such liquidity issues, and any future cost-cutting or payment deferral initiatives.

*  * * *

Should you have any questions regarding this matter, please do not hesitate to contact me.

Sincerely,

Kelly G. Maguire
Vice President, Finance
and Chief Financial Officer

cc:	BioFuel Energy Audit Committee
Scott Pearce, President and CEO
Mark Zoeller, Vice President and General Counsel

telephone: 303.640.6500    fax: 303.592.8117